William M. Beaudoin

T +1 617 854 2337

william.beaudoin@ropesgray.com

November 29, 2017

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration No. 811-09521), AMG Funds I (Registration No. 811-06520), AMG Funds II
(Registration No. 811-06431) and AMG Funds III (Registration No. 811-03752)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds, AMG Funds I, AMG Funds II and AMG Funds III (each, a “Trust,” and collectively, the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual reports to shareholders filed under the Investment Company Act of 1940, as amended (“1940 Act”), on Form N-CSR (each, an “Annual Report”) for the series of each Trust (each, a “Fund” and collectively, the “Funds”) listed in Appendix A hereto. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below.

General

1. Comment: For each of AMG Managers Amundi Short Duration Government Fund and AMG FQ Tax-Managed U.S. Equity Fund, given that a significant portion of realized gain or loss was due to the performance of the Fund’s derivatives positions, please discuss the impact of the performance of the Fund’s derivatives positions in the Management Discussion and Analysis of Fund Performance (“MDFP”), in accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”).

Response: The Funds undertake to consider discussing the impact of the performance of the derivative positions for these Funds in the next annual reports to shareholders, as appropriate.

2. Comment: For all applicable Funds, please disclose in the “Schedule of Portfolio Investments” section of each Fund’s annual report the expiration date of any rights, if applicable.

Response: The Funds undertake to consider disclosing the expiration date of any rights, if applicable, in the next annual reports to shareholders, to the extent such information is available at the time the reports are prepared.

3. Comment: For AMG TimesSquare Emerging Markets Small Cap Fund, given that at the period ended December 31, 2016, as per the “Schedule of Portfolio Investments” section of the Fund’s annual report, 8.8% of the Fund’s net assets were invested in ETFs and 8.1% of the Fund’s net assets were invested in Dreyfus Government Cash Management Fund, please confirm that any acquired fund fees and expenses (“AFFE”) related to these investments were factored into the AFFE calculation for this Fund.

Response: The Fund confirms that the Annual Fund Operating Expenses table in the Fund’s prospectus has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item was not required to be included in the Fund’s prospectus dated May 1, 2017.

4. Comment: For AMG FQ Global Risk-Balanced Fund, given that at the period ended October 31, 2016, as per the “Schedule of Portfolio Investments” section of the Fund’s annual report, greater than 25% of the Fund’s net assets were invested in iShares iBoxx $ Investment Grade Corporate Bond ETF, please provide disclosure that explains how investors in the Fund may obtain the financial statements for iShares iBoxx $ Investment Grade Corporate Bond ETF.

Response: The Fund undertakes to include the following footnote to the Schedule of Portfolio Investments in future filings on Form N-CSR if approximately 25% or more of the Fund’s net assets are invested in iShares iBoxx $ Investment Grade Corporate Bond ETF:

“A copy of the security’s annual report to shareholders may be obtained without charge on the SEC’s website (http://www.sec.gov).”

5. Comment: For AMG Yacktman Special Opportunities Fund, please explain why there are differences in the Fund’s expense ratio disclosed in the Fund’s annual report for the fiscal year ended December 31, 2016 and in the “Annual Fund Operating Expenses” table in the Fund’s prospectus dated May 1, 2017. With respect Footnote 1 and the restatement of the Fund’s “Management Fee” and “Other Expenses” line items in the “Annual Fund Operating Expenses” table of the Fund’s prospectus, the Staff reminds the Fund that in accordance with Instruction 3(d)(iii) of Item 3 to Form N-1A, “[a] change in ‘Annual Fund Operating Expenses’ does not include a decrease in operating expenses as a percentage of assets due to economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets.”

Response: The expense ratio disclosed in the Fund’s annual report for the fiscal year ended December 31, 2016 differs from the expense ratio disclosed in the “Annual Fund Operating Expenses” table in the Fund’s prospectus dated May 1, 2017 because the “Management Fee” and “Other Expenses” line items in the “Annual Fund Operating Expenses” table were restated to reflect changes to the Fund’s contractual management fee and administrative fee that became effective on October 1, 2016. As disclosed in a supplement dated September 2, 2016 to the Fund’s prospectus and statement of additional information, effective October 1, 2016, the Fund’s base rate of its management fee was reduced from 1.50% to 1.37% of the Fund’s average daily net assets, and the administrative fees paid to AMG Funds LLC was increased to a flat 0.15% from a tiered structure of 0.03% of the average daily net assets of the Fund for the first $300,000,000 of assets under management, 0.025% for the next $200,000,000, and 0.02% on amounts in excess of $500,000,000. The Fund respectfully submits that these changes represent “an increase or a decrease in expenses that occurred during the most recent fiscal year,” as contemplated by Instruction 3(d)(iii) of Item 3 to Form N-1A, and that the Fund’s current prospectus disclosure is therefore appropriate and in compliance with the requirements of Form N-1A.

6. Comment: For AMG Renaissance International Equity Fund and AMG Yacktman Special Opportunities Fund, each of the Funds made significant return of capital distributions during the most recently completed fiscal year; however, under the “Performance” section of each Fund’s website, in the “Returns and Distributions” chart, such distributions appear to be characterized as dividends. Given that the term “dividends” relates to income, please confirm that the distributions in this chart do not include return of capital, or, if they do, please identify the portion that is attributable to return of capital.

Response: At the time of the original distribution and after the re-characterization of the distribution (see Response to Comment 7 for further details), each Fund confirms that its website included information regarding the return of capital. In August 2017, each Fund’s website was updated, and the information regarding the return of capital was inadvertently removed from each Fund’s website. Each Fund undertakes to update its website to identify the portion of the distributions that is attributable to return of capital.

7. Comment: For AMG Renaissance International Equity Fund and AMG Yacktman Special Opportunities Fund, given that each Fund made significant return of capital distributions, please confirm that each Fund has complied with the shareholder notification requirements of Rule 19a-1 of the 1940 Act.

Response: With respect to the returns of capital cited, each Fund complied with the shareholder notification requirements of Rule 19a-1 under the 1940 Act by estimating the sources from which dividends were paid during the year and reporting the correct sources in its first report to shareholders following a determination that the final amounts for the year differed significantly from the initial estimates, pursuant to paragraph (e) of the rule. Each Fund also notified its shareholders of the return of capital distribution via Form 1099 and posted information regarding the return of capital distribution to the Fund’s website.

8. Comment: With respect to the NSAR-B filings made by AMG Funds and AMG Funds III on July 27, 2017, please confirm that each Trust’s copy of the “Report of Independent Registered Public Accounting Firm” in the Trust’s books and records contains the city and state as part of the independent registered public accounting firm’s signature block and ensure that such information appears in future NSAR-B filings.

Response: Each Trust confirms that its copy of the “Report of Independent Registered Public Accounting Firm” in the Trust’s books and records contains the city and state as part of the independent registered public accounting firm’s signature block and undertakes to ensure that such information appears in future NSAR-B filings.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.

Appendix A

Series Identifier	File Number	Registrant Name	Series Name	FYE
S000009874	811-09521	AMG FUNDS	AMG Systematic Large Cap Value Fund	2/28/2017
S000009875	811-09521	AMG FUNDS	AMG Managers Essex Small/Micro Cap Growth Fund	5/31/2017
S000009876	811-09521	AMG FUNDS	AMG TimesSquare Mid Cap Growth Fund	12/31/2016
S000009877	811-09521	AMG FUNDS	AMG TimesSquare Small Cap Growth Fund	12/31/2016
S000014924	811-09521	AMG FUNDS	AMG Systematic Mid Cap Value Fund	2/28/2017
S000020207	811-09521	AMG FUNDS	AMG Managers Skyline Special Equities Fund	12/31/2016
S000023781	811-09521	AMG FUNDS	AMG GW&K Municipal Enhanced Yield Fund	12/31/2016
S000023782	811-09521	AMG FUNDS	AMG GW&K Small Cap Core Fund	12/31/2016
S000025838	811-09521	AMG FUNDS	AMG GW&K Municipal Bond Fund	12/31/2016
S000025839	811-09521	AMG FUNDS	AMG Renaissance Large Cap Growth Fund	12/31/2016
S000031517	811-09521	AMG FUNDS	AMG Trilogy Global Equity Fund	10/31/2016
S000031518	811-09521	AMG FUNDS	AMG Trilogy Emerging Markets Equity Fund	10/31/2016
S000031519	811-09521	AMG FUNDS	AMG Trilogy International Small Cap Fund	10/31/2016
S000037565	811-09521	AMG FUNDS	AMG Yacktman Focused Fund	12/31/2016
S000037566	811-09521	AMG FUNDS	AMG Yacktman Fund	12/31/2016
S000039569	811-09521	AMG FUNDS	AMG TimesSquare International Small Cap Fund	12/31/2016
S000044448	811-09521	AMG FUNDS	AMG SouthernSun U.S. Equity Fund	9/30/2016
S000044449	811-09521	AMG FUNDS	AMG SouthernSun Small Cap Fund	9/30/2016
S000045695	811-09521	AMG FUNDS	AMG Renaissance International Equity Fund	12/31/2016
S000045879	811-09521	AMG FUNDS	AMG Yacktman Special Opportunities Fund	12/31/2016
S000047833	811-09521	AMG FUNDS	AMG Chicago Equity Partners Small Cap Value Fund	12/31/2016
S000048537	811-09521	AMG FUNDS	AMG Trilogy Emerging Wealth Equity Fund	10/31/2016
S000049941	811-09521	AMG FUNDS	AMG GW&K Small/Mid Cap Fund	12/31/2016
S000054540	811-09521	AMG FUNDS	AMG SouthernSun Global Opportunities Fund	9/30/2016
S000055628	811-09521	AMG FUNDS	AMG TimesSquare Emerging Markets Small Cap Fund	12/31/2016
S000009904	811-06520	AMG Funds I	AMG FQ Tax-Managed U.S. Equity Fund	10/31/2016
S000009907	811-06520	AMG Funds I	AMG FQ Global Risk-Balanced Fund	10/31/2016
S000009909	811-06520	AMG Funds I	AMG FQ Long-Short Equity Fund	10/31/2016
S000009910	811-06520	AMG Funds I	AMG Frontier Small Cap Growth Fund	10/31/2016
S000009911	811-06520	AMG Funds I	AMG Managers Emerging Opportunities Fund	10/31/2016
S000009913	811-06520	AMG Funds I	AMG Managers CenterSquare Real Estate Fund	10/31/2016
S000009914	811-06520	AMG Funds I	AMG GW&K Core Bond Fund	10/31/2016
S000029531	811-06520	AMG Funds I	AMG TimesSquare All Cap Growth Fund	10/31/2016
S000041917	811-06520	AMG Funds I	AMG Managers Brandywine Fund	9/30/2016
S000041918	811-06520	AMG Funds I	AMG Managers Brandywine Blue Fund	9/30/2016
S000041919	811-06520	AMG Funds I	AMG Managers Brandywine Advisors Mid Cap Growth Fund	9/30/2016
S000009897	811-06431	AMG Funds II	AMG Managers Amundi Intermediate Government Fund	12/31/2016
S000009898	811-06431	AMG Funds II	AMG Managers Amundi Short Duration Government Fund	12/31/2016
S000009899	811-06431	AMG Funds II	AMG GW&K Enhanced Core Bond Fund	12/31/2016
S000009900	811-06431	AMG Funds II	AMG Managers High Yield Fund	12/31/2016
S000009901	811-06431	AMG Funds II	AMG Chicago Equity Partners Balanced Fund	12/31/2016
S000009865	811-03752	AMG FUNDS III	AMG Managers Special Equity Fund	12/31/2016
S000009868	811-03752	AMG FUNDS III	AMG Managers Loomis Sayles Bond Fund	12/31/2016
S000009869	811-03752	AMG FUNDS III	AMG Managers Global Income Opportunity Fund	12/31/2016
S000029671	811-03752	AMG FUNDS III	AMG Managers Cadence Capital Appreciation Fund	5/31/2017
S000029672	811-03752	AMG FUNDS III	AMG Managers Cadence Emerging Companies Fund	5/31/2017
S000029674	811-03752	AMG FUNDS III	AMG Managers Cadence Mid Cap Fund	5/31/2017